

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 16, 2006

Mr. Dean A. Goodson
Chief Financial Officer
Edd Helms Group, Inc.
17850 N.E. 5th Avenue
Miami, Florida 33162-1008

Re: **Edd Helms Group, Inc.**
          Form 10-KSB for the fiscal year ended May 31, 2005

          Form 10-QSB for the for the quarterly period ended August 31, 2005
          File No. 000-17978

Dear Mr. Goodson:

      We have reviewed your supplemental response letter dated March 8, 2006 as well as your filing and have the following comments. As noted in our comment letter dated December 15, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB for the year ended May 31, 2005

Note 3. Available-for-Sale Equity Security, page 25

1. We note you response to prior comment 1. Please tell us in detail how you addressed paragraphs 6-20 of EITF 03-1 concerning your unrealized loss from your investment in Easy Link.

Mr. Dean A. Goodson
Chief Financial Officer
Edd Helms Group, Inc.
May 16, 2006
Page 2

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director